November 20, 2013

VIA EDGAR AND COURIER

United States Securities and Exchange Commission
Division of Corporation Finance
100 F. Street, N.E.
Washington, D.C. 20549
Attn: Anne Nguyen Parker

Re: Ring Energy, Inc.
Amendment No. 2 to the Registration Statement on Form S-1 filed September 30, 2013
File No. 333-191482

Ladies and Gentlemen:

On behalf of our client, Ring Energy, Inc. (the “Company”), we are filing with the Securities and Exchange Commission (the “Commission”), Amendment No. 2 to the Registration Statement on Form S-1 (“Amendment No. 2”) relating to the issuance by the Company of shares of Common Stock in an amount and at a price to be determined.

This letter also sets forth the Company’s responses to comments from the staff of the Division of Corporation Finance (the “Staff”) contained in the comment letter from the Commission dated November 19, 2013, in connection with the Registration Statement filed with the Commission on September 30, 2013.

For your convenience, we are providing to Anne Nguyen Parker a courtesy package which includes a copy of this letter and a copy of Amendment No. 2 that has been marked to reflect changes from the original Registration Statement filed on September 30, 2013.

For the Staff’s convenience, the Staff’s comments have been stated below in their entirety, with the responses to a particular comment set out immediately under the comment or comments. The headings and numbered paragraphs in this letter correspond to the headings and numbered paragraphs in the comment letter from the Staff. When indicated, the responses described below are contained in Amendment No. 2.  Capitalized terms used but not defined in this letter are intended to have the meaning ascribed to such terms in Amendment No. 2.

1.

We note your revised disclosure in response to prior Comment 4.  We further note that you have not disclosed any current specific plan for a substantial portion of your potential net proceeds from the offering.  Briefly discuss the principal reasons for the offering at this time.

Response: The Company respectfully acknowledges the Staff’s comment and has included in Amendment No. 2 additional information regarding the “Use of Proceeds” from the offering.  The aggregate offering of Common Stock is not expected to exceed $60,000,000, even though the amount used for purposes of calculating the registration fee is substantially higher.  The registration fee paid by the Company is not indicative of the amount of proceeds to be raised in connection with this offering.

For purposes of this Amendment No. 2, we are assuming the Company raises $60,000,000 net proceeds in this offering. As set forth in the “Use of Proceeds” section of Amendment No. 2, the Company would use such net proceeds from the sale of Common Stock for the following during the first and second fiscal quarters of 2014.

•

To pay for drilling and completing approximately 36 wells and re-working 12 wells, currently budgeted at approximately $22,700,000, on certain oil and gas properties located in Andrews and Gaines Counties, Texas.

•

To pay for the construction of tank batteries, flow lines and other infrastructure to support such new wells with an estimated cost of approximately $1,300,000.

•

To pay for additional leases of oil and gas properties estimated to cost approximately $8,300,000, including associated title costs.

•

To pay down approximately $10,000,000 of borrowings under our credit facility.

•

To pay for acquisitions of oil and gas properties in and around existing properties in the approximate amount of $15,000,000.

•

And with respect to any remainder of funds, to pay for any cost overruns associated with any of the foregoing or other business expenses of the Company.

The foregoing sets forth the Company’s current intentions with respect to the net proceeds from this offering.  The Company may reallocate such proceeds for other working capital and general corporate purposes that its deems to be in its best interests or due to unforeseen changes in circumstances or events, including without limitation, well results, economic conditions, and other acquisition opportunities.  The Company expects for these proceeds to constitute only a portion of our capital expenditure budget for 2014, to be announced in early 2014.

In connection with the Company’s $10,000,000 credit facility referenced above, the interest rate charged by the bank on outstanding indebtedness is the bank’s prime rate plus 0.75%.  The Company will use a portion of the net proceeds to pay down any borrowings from said credit facility.  The maturity date on such facility has been extended to April 10, 2014.

2.

We note you have removed the reference to W. Craig Gaines as an expert, although you have filed his report and consent. Please advise or revise.

Response: The Company respectfully acknowledges the Staff’s comment. The reference to W. Craig Gaines was inadvertently removed from the “Experts” section of Amendment No. 1.  The Company has included W. Craig Gaines as an expert in Amendment No. 2.

Please acknowledge receipt of this letter by stamping the enclosed copy and returning to the courier who has been instructed to wait.  If you have any questions or comments concerning these responses, please do not hesitate to call Mark L. Jones at 713-358-1791, Allison Danna at 713-358-1748 or Matthew Stirneman at 713-358-1752.

Very truly yours, /s/ Burleson LLP
Burleson LLP

cc:

Securities and Exchange Commission

Attn: Karina Dorin

Division of Corporation Finance

U.S. Securities & Exchange Commission

100 F Street, NE

Washington, D.C. 20549

William R. Broaddrick, Ring Energy, Inc.

Kelly Hoffman, Ring Energy, Inc.

Lloyd T. Rochford, Ring Energy, Inc.

2